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                           April 27, 2023

       James Coffey
       Chief Operating Officer and General Counsel
       ADVENT TECHNOLOGIES HOLDINGS, INC.
       500 Rutherford Avenue, Suite 102
       Boston, MA 02129

                                                        Re: ADVENT TECHNOLOGIES
HOLDINGS, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed April 21,
2023
                                                            File No. 333-271389

       Dear James Coffey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Katherine Blair